August 1, 2013

VIA EDGAR

Ms. Sasha Pechenik
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Invesco Ltd.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2012
FILE NUMBER: 1-13908

Dear Ms. Pechenik;

This letter sets forth the request of Invesco Ltd. (the “Company”) for an extension of the deadline for our response to your comment letter, dated July 31, 2013, relating to the Annual Report on Form 10-K of the Company for the fiscal year ended December 31, 2012, filed with the Securities and Exchange Commission (the “Commission”) on February 22, 2013.

The Company would like to respond to the Commission's comment letter by September 6, 2013. We believe that this additional time is needed to internally discuss and agree upon the Company's disclosures that will be included in the future filings.

If you have any questions regarding this letter, please do not hesitate to call me, Rod Ellis, at (404) 479-2919.

Very truly yours,

/s/ Roderick Ellis
Roderick Ellis, Group Controller and Chief Accounting Officer

cc:	Martin L. Flanagan, CEO and President
Loren Starr, CFO